Exhibit 99.1
Fidelity Bond Coverage

Resolved,	that the Board of Trustees/Managers/Directors has determined that the participation of Highland Floating Rate Fund, Highland Floating Rate Advantage Fund, Highland Floating Rate Limited Liability Company, Highland Credit Strategies Fund, Restoration Opportunities Fund, Prospect Street High Income Portfolio, Inc., Prospect Street Income Shares, Inc., Highland Funds I (Equity Opportunities Fund, Highland Income Fund and Highland High Income Fund), and Highland Distressed Opportunities, Inc. (each a “Fund” and collectively, the “Funds”), in the $3 million Joint Insured Fidelity Bond discussed at this meeting and offered through the ICI Mutual Insurance Company, File No. 04704107B, for a Bond Period of May 2, 2007 to July 31, 2008 (the “Fidelity Bond”) with Highland is in the best interests of the Funds; and further

Resolved,	that the procedures for approving and maintaining fidelity bond coverage under Tab 3 of the Highland Funds Compliance Manual be, and hereby are, adopted and approved substantially in the form as they appear in the Highland Funds Compliance Manual, together with such changes and modifications as the officers of the Funds deem advisable; and further

Resolved,	that the Agreement among Insureds be, and it hereby is, adopted and approved in the form previously in effect, but revised to identify ICI Mutual as the new insurance carrier and with such other changes and modifications as the officers of the Funds deem advisable; and further

Resolved,	that the Board of Trustees/Managers/Directors, including a majority of the Independent Trustees/Managers/Directors of the Funds, shall review the Fidelity Bond at least annually in order to ascertain whether such policy continues to be in the best interests of the Funds, and whether the premiums to be paid by the Funds are fair and reasonable; and further

Resolved,	that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Funds is hereby designated as the officer of the Funds who is authorized and directed to make the filings with the Securities and Exchange Commission and give the notices required by Rule 17g-1(g); and further

Resolved,	that the officers of the Funds be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1; and further

Resolved,	that the portion of the approximate $22,000 premium to be paid by each Fund is fair in light of the relevant factors.